CONTRACT FOR SERVICES

THIS AGREEMENT made this 1st day of January, 2023 (the “Agreement”)

BETWEEN:

INCUBARA CAPITAL CORP., a company duly incorporated under the laws of the Province of British Columbia, and having its registered office at The King George Building 6TH Floor, 905 W Pender St, Vancouver, BC V6C 1L6

(the “Company”)

AND:

BUA CAPITAL MANAGEMENT LTD., of 908-510 Burrard Street, in the City of Vancouver, in the Province of British Columbia, V6C 3K4;

(“BCM”).

WHEREAS:

A.BCM is experienced in administrating the corporate affairs of companies and businesses;

B.The Company desires to engage the services of BCM for the purposes of managing the affairs of the Company; and

C.BCM and the Company desire to enter into this Agreement which sets out the terms and conditions that are applicable to and that govern the provision of services by BCM to the Company.

NOWTHEREFORE, in consideration of the mutual promises set forth below, the sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1.Appointment of BCM

The Company hereby appoints BCM to be the manager of the Company’s affairs.

2.Services to be Rendered by BCM

Subject to the terms of this Agreement, the services provided by BCM, as manager for the Company’s affairs, will include:

(a)Providing support to the Company’s board of directors, including business consulting and providing strategic advice to the board of directors;

(b)Locating potential investors to assist the financing efforts of the Company;

(c)Providing general market awareness in respect of the Company;

(d)Making presentations to the public, the brokerage community and the shareholders of the Company;

(e)Advising on procedures relating to becoming and operating a public company; and

(f)Providing such other managerial assistance and corporate services as the Company may request from time to time

(together, the “Services”)

In providing the Services, BCM shall act upon all lawful instructions given to it by the board of directors of the Company.

3.Employees of BCM

BCM shall cause its employees to devote sufficient time, skill, knowledge and attention to manage the affairs of the Company, on behalf of BCM, in a competent manner.

4.Term and Termination

(a)This Agreement shall be in effect (the “Term”) for a term of 12 months from the date of the execution of this agreement (the “Effective Date”), unless terminated earlier pursuant to part (b) of this section 4. The Agreement may be renewed after the expiry of the Term upon mutual agreement of the parties.

(b)Subject to part (c) below, prior to the expiry of the Term, both BCM and the Company shall have the right to terminate this Agreement upon written notice to the other party (“Termination Notice”).

(c)If Termination Notice is given by the Company, the Company shall pay a termination fee (the “Termination Fee”) equal to the number of months remaining in the Term, multiplied by the applicable Work Fee (as defined herein) and the Company shall reimburse BCM for any out-of-pocket expenses incurred during the portion of the Term prior to termination. If Termination Notice is given by BCM, no termination fee shall be payable by BCM to the Company.

(d)Upon termination of this Agreement by either party, BCM shall leave all records, reports and data pertaining to and belonging to the Company, in an up-to-date and orderly manner and shall not remove any of these records, reports and data from the office of the Company.

(e)If Termination Notice is given before the 15th day of the month, BCM shall provide the Services if requested by the Company until the last day of the month in which the notice is given.

(f)If Termination Notice is given after the 15th day of the month, BCM shall provide its services for a minimum of 10 business days immediately following the date of the notice.

5.Consideration for Services

The Company shall pay to BCM, as consideration for the Services, the following:

(a)Work Fee. BCM shall receive a non-refundable cash fee of $2,500 (CDN) per month, until such time as the company successfully lists on securities exchange (a “Listing Event”). Immediately following a Listing Event, the monthly fee will be increased to $5,000 (CDN) per month. The first of such Work Fees shall be payable upon the execution of this Agreement, and subsequent fees shall be payable on the 1st of each month thereafter.

(b)Success Fee. If, during the term of this Agreement, a Listing Event occurs (regardless of whether or not BCM is directly responsible for such Listing Event), a success-based fee (the “Success Fee”) in the amount of $50,000 (CDN) shall be paid by the Company to BCM within 10 days following the Listing Event.

6.Indemnification

The Company shall indemnify and save harmless BCM from and against any and all actions, claims, suits, demands, losses and/or damages whatsoever which may arise or result from or are caused by BCM or the Company or anyone associated with or employed by BCM or the Company in the ordinary scope of employment or the terms of management.

7.Notice

Any notice required to be given to either party by the other hereunder shall be well and sufficiently given if sent by registered mail, electronic mail, postage paid or if delivered to the parties hereto at their respective addresses as first above written. Such notice shall be deemed received, if delivered in person or by electronic mail, when delivered or, if mailed, 48 hours after posting. Either party may change its address for notice by advising the other party in writing.

8.Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, as the case may be.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date and year first above written.

INCUBARA CAPITAL CORP.

By:  "Geoff Watson"

Name: GEOFF WATSON

Title: CFO

BUA CAPITAL MANAGEMENT LTD.

By:  "Jason Walsh"

Name: JASON WALSH

Title: PRESIDENT